Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year-ended December 31,
	2012	2011	2010	2009	2008
FIXED CHARGES:
Interest expense on deposits	$238,019	$248,711	$228,633	$640,549	$951,588
Interest expense on borrowings(1)	635,739	1,139,488	1,194,156	1,169,406	1,099,524
Portion of rent expense representative of interest	41,774	44,099	46,114	43,155	43,356

Total Fixed Charges including deposit interest	$915,532	$1,432,298	$1,468,903	$1,853,110	$2,094,468

Total Fixed Charges excluding deposit interest	$677,513	$1,183,587	$1,240,270	$1,212,561	$1,142,880

EARNINGS:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$26,218	$2,166,525	$1,018,985	$(1,122,899)	$(1,633,634)
ADD: Distributed income of equity investees(2)	477,502	—	—	—	—
ADD: Total fixed charges including deposit interest	915,532	1,432,298	1,468,903	1,853,110	2,094,468

Total earnings including deposit interest in fixed charges	$1,419,252	$3,598,823	$2,487,888	$730,211	$460,834

Total earnings excluding deposit interest in fixed charges	$1,181,233	$3,350,112	$2,259,255	$89,662	$(490,754)

RATIOS OR DEFICIENCY:
Earnings/fixed charges Excluding interest on deposits	1.74	2.83	1.82	0.07	(0.43)
Including interest on deposits	1.55	2.51	1.69	0.39	0.22
Deficiency in earnings to fixed charges including deposits	N/A	N/A	N/A	$1,122,899	$1,633,634
Deficiency in earnings to fixed charges excluding deposits	N/A	N/A	N/A	$1,122,899	$1,633,634

(1)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs)
(2)	Income was not distributed from SCUSA to SHUSA until the second quarter of 2012